UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 12-20-02

03004749

January 15, 2003

Deborah E. Kurtzberg
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, NY 10006-1470

Act 1934
Section
Rule 14A-8
Public Availability 1-15-2003

Re: Nortel Networks Corporation
Incoming letter dated December 20, 2002

Dear Ms. Kurtzberg:

This is in response to your letter dated December 20, 2002 concerning the shareholder proposals submitted to Nortel by J. Robert Verdun. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: J. Robert Verdun
153-B Wilfred Avenue
Kitchener, Ontario N2A 1X2

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December 20, 2002

VIA EXPRESS MAIL

Securities and Exchange Commission
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

Ladies and Gentlemen:

Our firm is counsel to Nortel Networks Corporation, a Canadian corporation (the "Company"). We are submitting this letter on behalf of the Company pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company received three shareholder proposals (the "Proposals") and supporting statements (the "Supporting Statements"), attached hereto as Attachment A, from J. Robert Verdun (the "Proponent") for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2003 Annual Meeting of Shareholders (the "Annual Meeting"), currently expected to be held in late April, 2003.

As more fully discussed below, the Company intends to omit the Proposals and Supporting Statements from its Proxy Materials pursuant to rules ("Rules") 14a-8(e) and (f) under the Exchange Act because the Proposals were received by the Company after the deadline for submitting shareholder proposals.[1]

The Company respectfully requests that the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action against the Company based on its exclusion of the Proposals pursuant to these Rules. In accordance with Rule 14a-8(j), we are submitting to the Staff six copies of this letter, together with the Proposals and Shareholder's Explanations, on

[1] The Company believes that there are several other grounds on which the Proposals may be omitted from the Proxy Materials which the Company reserves the right to raise in the event that the Staff disagrees with the grounds for exclusion discussed herein.

behalf of the Company, and simultaneously providing the Proponent with a copy of such documents.

Discussion

- *The Proposals may be omitted under Rules 14a-8(e) and (f) because the Proposals were received at the Company's principal executive offices after the deadline for submitting shareholder proposals for inclusion in the Proxy Materials.*

Rule 14a-8(e)(1) requires that shareholder proposals be received at a company's principal executive offices by the deadline stated in the company's prior-year proxy statement (the "Deadline"), provided that the company held an annual meeting in the prior year and the date of the meeting for which the shareholder seeks to submit a proposal has not changed by more than thirty days from the date of such prior-year meeting.

Rule 14a-8(e)(2) requires that the Deadline be not less than one hundred twenty calendar days before the date of the company's proxy statement released to shareholders in connection with the prior year's annual meeting and Rule 14a-8(f) permits omission of the proposal from the proxy materials unless it is "received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

The Staff in the past has strictly construed the Deadline, permitting companies to omit from proxy materials proposals received at the company's principal executive officers even one day past the Deadline. *See, e.g.*, Coca-Cola Co., SEC No-Action Letter (January 11, 2001); Hewlett-Packard Co., SEC No-Action Letter (November 27, 2000); Hewlett-Packard Co., SEC No-Action Letter (November 9, 1999); Norfolk Southern Corp., SEC No-Action Letter (February 23, 1998); Chevron Corp., SEC No-Action Letter (February 10, 1998); Rockwell Int'l Corp., SEC No-Action Letter (November 20, 1996); Chrysler Corp., SEC No-Action Letter (January 16, 1996); Raytheon Co., SEC No-Action Letter (January 16, 1996); and Sun Company, Inc., SEC No-Action Letter (January 3, 1996).

The Company's 2002 proxy statement states, under the heading "Shareholder Proposals for the Company's 2003 Annual Meeting," that any shareholder proposals submitted for inclusion in the Proxy Materials must be received at the Company's principal executive offices by November 1, 2002, and if they are not, that the Company may exclude them under U.S. Securities law. This date complies with the calculation of the Deadline as set forth in Rule 14a-8(e)(2) because it is not less than 120 days before the date of the Company's 2002 proxy statement (March 11, 2002) and the 2003 annual meeting is not expected to be held more than 30 days after the 2002 meeting.

The Proposals were received by the Company on November 28, 2002, twenty-seven days after the Deadline provided in the Company's 2002 proxy statement. In accordance with Rules 14a-8(e) and (f) and the authority cited above, the Company believes that the Proposals may properly be omitted from the Proxy Materials. We respectfully ask the Staff to confirm that the Proposals may be so omitted and that no enforcement action will be recommended as a result. Please stamp and return the enclosed duplicate original of this letter to indicate the date on which this request was filed.

Please don't hesitate to contact the undersigned if you have any questions regarding the foregoing, or if we can be of any further assistance.

Sincerely,

Deborah E. Kurtzberg

Attachment A

The Proposals and Supporting Statements

The Proposals and Supporting Statements read as follows:

Proposal #1: Stock options shall be phased out. It shall henceforth be the policy of the Company to cease issuing stock options, and where possible the Company shall cancel or phase out existing stock options for senior executives, and any other significant insiders, including directors.

Shareholder's Explanation: Recent events have exposed the serious negative aspects of stock options. Accounting for the costs of stock options in the Company's financial statements does not solve all of the problems, and raises concerns about how options are evaluated. If the purpose of incentive programs is to "align the interests" of senior executives and other insiders with those of the Shareholders, the result should be long-term ownership of the Company's shares by the insiders. The Board of Directors has an obligation to establish incentive programs that are fair, reasonable, and transparent, and that ensure that the desired "alignment of interests" extends beyond the date on which any benefiting insider retires.

Proposal #2: Executive compensation policies shall include penalties as well as incentives. The Board of Directors shall formulate and adopt policies for the compensation of senior executives that provide a balance of incentives and penalties. To the extent that senior executives are rewarded for good performance, their overall compensation shall also be subject to proportionate reductions when the Company suffers poor performance under their leadership. The system of compensation shall be structured to ensure that senior executives cannot escape responsibility for negative consequences of their leadership by virtue of having resigned or retired prior to the revelation of problems.

Shareholder's Explanation: Shareholders have become increasingly concerned about the high levels of salary, bonus, stock incentives, and other compensation paid to senior executives. The stated justification for such high compensation is to reward the executives for good performance of the Company. However, to be fair to the Shareholders, all forms of executive compensation should be subject to substantial reductions when the executives' actions result in poor performance of the Company.

Proposal #3: Set a reasonable threshold for nomination of Directors. It shall be the policy of the Company to accept the nomination of a Shareholder to the Board of Directors upon receipt of a formal proposal signed by a minimum of 100 beneficial or registered Shareholders, each of whom owns a minimum of 1,000 shares, but they must represent total shareholdings of at least 1,000,000 voting shares of the Company (which means an average holding of at least 10,000 shares per Shareholder).

Shareholder's Explanation: The standard proposed here is high enough to demonstrate commitment and to avoid abuse, as it requires the support of owners of approximately C$3,000,000 worth of Company shares (as of Nov. 28, 2002) and also requires the support of a significant number of individuals with more than a token investment. The final decision as to whether any individual is elected to the Board of Directors will, of course, continue to rest with the Shareholders in total, voting in person or by proxy at the annual meeting.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 15, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nortel Networks Corporation
Incoming letter dated December 20, 2002

The proposals relate to stock options for executives, executive compensation policies, and the nomination of directors.

There appears to be some basis for your view that Nortel may exclude the proposals under rule 14a-8(e)(2) because Nortel received it after the deadline for submitting proposals. We note in particular your representation that Nortel did not receive the proposals until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Nortel omits the proposals from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Gail A. Pierce
Attorney-Advisor